Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2019	2018	2019	2018
REVENUE
Petroleum and natural gas sales, net of royalties	18	43,071	68,454	80,423	93,169
Finance revenue		133	126	316	219
		43,204	68,580	80,739	93,388

EXPENSES
Production and operating		12,410	17,299	23,943	27,940
Selling costs		98	1,080	573	1,126
General and administrative		3,774	7,583	8,641	11,579
Foreign exchange loss (gain)		32	(18)	(55)	(21)
Finance costs	5	1,140	1,353	2,281	2,701
Depletion, depreciation and amortization	9	9,245	10,478	18,011	17,326
Asset retirement obligation accretion	10	49	66	105	133
(Gain) loss on financial instruments	4	(1,066)	16,597	3,930	22,761
Impairment loss	8	—	—	8,391	—
Gain on disposition of assets		—	(4)	—	(202)
		25,682	54,434	65,820	83,343

Net earnings before income taxes		17,522	14,146	14,919	10,045

Income tax expense – current		7,476	6,785	13,679	12,804
NET EARNINGS (LOSS) FOR THE PERIOD		10,046	7,361	1,240	(2,759)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		1,119	(675)	1,660	(1,679)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		11,165	6,686	2,900	(4,438)

Net earnings (loss) per share	16
Basic		0.14	0.10	0.02	(0.04)
Diluted		0.14	0.10	0.02	(0.04)
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q2-2019	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

		As at	As at
	Notes	June 30, 2019	December 31, 2018
ASSETS
Current
Cash and cash equivalents	6	34,125	51,705
Accounts receivable	4	26,515	12,014
Derivative commodity contracts	4	—	1,198
Prepaids and other		2,848	5,385
Product inventory	7	13,022	8,692
		76,510	78,994
Non-Current
Derivative commodity contracts	4	—	171
Intangible exploration and evaluation assets	8	28,663	36,266
Property and equipment
Petroleum and natural gas assets	9	197,463	195,263
Other assets	9	4,659	3,079
Deferred taxes		8,704	4,523
		315,999	318,296

LIABILITIES
Current
Accounts payable and accrued liabilities		19,531	28,007
Derivative commodity contracts	4	1,321	—
Current portion of lease obligations	11	1,580	—
		22,432	28,007
Non-Current
Derivative commodity contracts	4	312	—
Long-term debt	12	48,109	52,355
Asset retirement obligation	10	13,491	12,113
Other long-term liabilities		364	1,007
Lease obligations	11	1,051	—
Deferred taxes		8,704	4,523
		94,463	98,005

SHAREHOLDERS’ EQUITY
Share capital	14	152,805	152,084
Accumulated other comprehensive income (loss)		721	(939)
Contributed surplus		24,358	24,195
Retained earnings		43,652	44,951
		221,536	220,291
		315,999	318,296
Commitments and Contingencies (Note 13)
See accompanying notes to the Condensed Consolidated Interim Financial Statements
Approved on behalf of the Board:
Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

2	Q2-2019

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2019	2018	2019	2018
Share Capital
Balance, beginning of period	14	152,805	152,084	152,084	152,084
Stock options exercised	14	—	—	547	—
Transfer from contributed surplus on exercise of options	14	—	—	174	—
Balance, end of period		152,805	152,084	152,805	152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		(398)	1,789	(939)	2,793
Currency translation adjustment		1,119	(675)	1,660	(1,679)
Balance, end of period		721	1,114	721	1,114

Contributed Surplus
Balance, beginning of period		24,167	23,471	24,195	23,329
Share-based compensation expense	15	191	357	337	499
Transfer to share capital on exercise of options	14	—	—	(174)	—
Balance, end of period		24,358	23,828	24,358	23,828

Retained Earnings
Balance, beginning of period		33,606	21,681	44,951	31,801
Net earnings (loss)		10,046	7,361	1,240	(2,759)
Dividends	17	—	—	(2,539)	—
Balance, end of period		43,652	29,042	43,652	29,042
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q2-2019	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended		Six Months Ended
			June 30		June 30
	Notes	2019	2018	2019	2018
OPERATING
Net earnings (loss)		10,046	7,361	1,240	(2,759)
Adjustments for:
Depletion, depreciation and amortization	9	9,245	10,478	18,011	17,326
Asset retirement obligation accretion	10	49	66	105	133
Deferred lease inducement		—	(22)	—	(45)
Impairment loss	8	—	—	8,391	—
Share-based compensation	15	428	3,418	1,343	3,685
Finance costs	5	1,140	1,353	2,281	2,701
Unrealized loss (gain) on financial instruments	4	(1,773)	10,816	3,001	16,862
Unrealized loss (gain) on foreign currency translation		(18)	(7)	(70)	(22)
Gain on asset dispositions		—	(4)	—	(202)
Asset retirement obligations settled	10	(1)	40	(31)	(257)
Changes in non-cash working capital	19	3,009	(14,613)	(25,217)	(25,691)
Net cash generated by operating activities		22,125	18,886	9,054	11,731

INVESTING
Additions to intangible exploration and evaluation assets	8	(788)	(673)	(788)	(1,581)
Additions to petroleum and natural gas assets	9	(6,877)	(5,084)	(15,424)	(8,674)
Additions to other assets	9	(432)	(98)	(432)	(235)
Proceeds from asset dispositions		—	4	—	202
Changes in non-cash working capital	19	(834)	159	(301)	(635)
Net cash used in investing activities		(8,931)	(5,692)	(16,945)	(10,923)

FINANCING
Issue of common shares for cash	14	—	—	547	—
Interest paid	5	(986)	(1,233)	(1,981)	(2,481)
Increase in long-term debt	12	135	108	256	249
Payments on lease obligations	11	(491)	—	(890)	—
Repayments of long-term debt	12	—	(5,000)	(5,000)	(7,797)
Dividends paid	17	(2,539)	—	(2,539)	—
Changes in non-cash working capital	19	—	—	(200)	—
Net cash used in financing activities		(3,881)	(6,125)	(9,807)	(10,029)
Currency translation differences relating to cash and cash equivalents		77	(65)	118	(140)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		9,390	7,004	(17,580)	(9,361)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		24,735	31,084	51,705	47,449
CASH AND CASH EQUIVALENTS, END OF PERIOD		34,125	38,088	34,125	38,088
See accompanying notes to the Condensed Consolidated Interim Financial Statements

4	Q2-2019

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at June 30, 2019 and December 31, 2018 and for the three and six month periods ended June 30, 2019 and 2018

(Unaudited - Expressed in US Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2018, except for the adoption of a new accounting standard discussed in Note 3.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 9, 2019.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2018 audited Consolidated Financial Statements.

3. CHANGES IN ACCOUNTING POLICIES

New accounting standards

IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 which replaced IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. IFRS 16 requires the recognition of a right-of-use (“ROU”) asset and lease liability on the balance sheet for most leases where the entity is acting as a lessee, as opposed to the dual classification model (operating and capital leases) under IAS 17. Lessors still apply the dual classification model to their recognized leases.

TransGlobe adopted IFRS 16 as of January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as the cumulative effect is recognized as an adjustment to opening retained earnings and the Company applies the standard prospectively. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard. The cumulative effect of initially applying the standard was recognized as a $3.4 million increase to ROU assets (included in Property and equipment - "Petroleum and natural gas assets" and "Other assets") with a corresponding increase recorded in "Lease obligations". The ROU assets recognized were measured at amounts equal to the lease obligations. The weighted average incremental borrowing rate used to determine the lease obligation at adoption was approximately 9.9%. The assets and lease obligations recognized largely relate to the Company's head office lease in Calgary and drilling rigs in Egypt.

TransGlobe applied the following expedients in adopting IFRS 16:

•	Certain short-term leases and leases of low value assets identified at January 1, 2019 were not recognized on the balance sheet.

•	At January 1, 2019, TransGlobe recognized the lease payments due within one year as current lease obligations, and those payments outside of one year as non-current lease obligations.

•	At initial measurement, a single discount rate was applied to leases with similar characteristics.

As a result of this adoption, TransGlobe has revised the description of its accounting policy for leases as follows:

Leases

A contract is, or contains, a lease if the contract provides the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation is recognized at the commencement of the lease term measured as the present value of the lease payments not already paid at that date. Interest expense is recognized on the lease obligations using the effective interest rate method and net payments are applied against the lease obligation. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term.

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Key areas where management has made judgments, estimates, and assumptions related to the application of IFRS 16 include:

Q2-2019	5

•
Incremental borrowing rate: The incremental borrowing rates are based on judgments including economic environment, term, currency, and the underlying risk inherent to the asset. The carrying amount of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial liabilities at fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	As at June 30, 2019		As at December 31, 2018
($000s)	Carrying	Fair	Carrying	Fair
Classification	Value	Value	Value	Value
Financial assets at fair value through profit or loss	34,125	34,125	53,074	53,074
Financial assets at amortized cost	26,515	26,515	12,014	12,014
Financial liabilities at fair value through profit or loss	1,633	1,633	—	—
Financial liabilities at amortized cost	67,640	68,325	80,362	81,228

Assets and liabilities as at June 30, 2019 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents, and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 12), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's entitlement crude oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2019, the fair values of which have been presented on the Condensed Consolidated Balance Sheet:

Financial Brent Crude Oil Contracts
Period Hedged	Contract	Remaining Volume bbl	Monthly Volume bbl	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jan 2020 - Jun 2020	3-Way Collar	300,000	50,000	54.00	70.00	46.50
Jul 2019 - Dec 2019	3-Way Collar	99,000	16,500	53.00	62.10	46.00
Jul 2019 - Dec 2019	3-Way Collar	99,999	16,666.5	54.00	61.35	46.00
Jul 2019 - Dec 2019	Bear Put Spread	99,000	16,500	53.00	—	46.00
Jul 2019 - Dec 2019	Bear Put Spread	99,999	16,666.5	54.00	—	46.00

6	Q2-2019

The gains and losses on financial instruments for the three and six months ended June 30, 2019 and 2018 are comprised as follows:

	Three Months Ended		Six Months Ended
		June 30		June 30
($000s)	2019	2018	2019	2018
Realized derivative loss on commodity contracts settled during the period	707	5,781	929	5,899
Unrealized derivative (gain) loss on commodity contracts outstanding at period end	(1,773)	10,816	3,001	16,862
(Gain) loss on financial instruments	(1,066)	16,597	3,930	22,761

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	As at June 30, 2019	As at December 31, 2018
Neither impaired nor past due	24,497	5,540

Not impaired and past due in the following period:
Within 30 days	88	829
31-60 days	23	212
61-90 days	917	102
Over 90 days	990	5,331
Accounts receivable	26,515	12,014

The Company did not complete any direct crude sale shipments to third-party buyers during the three months ended June 30, 2019. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the second quarter of 2019 the Company sold 489.1 mbbls of inventoried entitlement crude oil to EGPC for $29.1 million. The Company collected $6.9 million of accounts receivable from EGPC during the first six months of 2019. As at June 30, 2019, $22.6 million (December 31, 2018 - $7.2 million) of the total accounts receivable balance of $26.5 million (December 31, 2018 - $12.0 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

5. FINANCE COSTS

Finance costs recognized in net earnings (loss) were as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2019	2018	2019	2018
Interest on long-term debt	856	1,163	1,739	2,302
Interest on borrowing base facility	121	103	229	213
Amortization of deferred financing costs	90	87	180	186
Interest on lease obligations	73	—	133	—
Finance costs	1,140	1,353	2,281	2,701
Interest paid	(986)	(1,233)	(1,981)	(2,481)

6. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	As at June 30, 2019	As at December 31, 2018
Cash	20,625	33,893
Cash equivalents	13,500	17,812
Cash and cash equivalents	34,125	51,705

As at June 30, 2019, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Q2-2019	7

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. Amounts are initially capitalized and expensed when sold.

As at June 30, 2019, the Company held 735.0 mbbls of entitlement crude oil in inventory valued at approximately $17.72 per barrel (December 31, 2018 - 568.1 mbbls valued at approximately $15.30 per barrel).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance as at December 31, 2018	36,266
Additions	788
Impairment loss	(8,391)
Balance as at June 30, 2019	28,663

The Company was unsuccessful in its attempts to secure military approval to access its desired drilling location in South Alamein. Based on the 2017 well results in the Boraq area, the limited commerciality of the original Boraq 2 discovery (2009) and continued access restrictions in the eastern area of the concession, the Company relinquished the concession in the quarter. The Company had fully impaired the remaining carrying value of South Alamein ($8.4 million) in Q1-2019.

The ending balance of intangible exploration and evaluation assets as at June 30, 2019 includes, $28.1 million in South Ghazalat (December 31, 2018 - $23.2 million), $0.5 million in Canada (December 31, 2018 - $0.5 million), and $nil in South Alamein (December 31, 2018 - $12.5 million).

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)
Cost	Petroleum and Natural Gas Assets	Other Assets	Total
Balance as at December 31, 2018	679,905	16,111	696,016
Increase in right-of-use assets (Note 3)	1,307	2,082	3,389
Additions	15,424	432	15,856
Changes in estimate for asset retirement obligations	832	—	832
Balance as at June 30, 2019	697,468	18,625	716,093

Accumulated depletion, depreciation, amortization and impairment losses
Balance as at December 31, 2018	483,272	13,032	496,304
Depletion, depreciation and amortization for the period[1]	18,088	934	19,022
Balance as at June 30, 2019	501,360	13,966	515,326

Foreign exchange
Balance as at December 31, 2018	(1,370)	—	(1,370)
Currency translation adjustments	2,725	—	2,725
Balance as at June 30, 2019	1,355	—	1,355

Net book value
As at December 31, 2018	195,263	3,079	198,342
As at June 30, 2019	197,463	4,659	202,122
[1] Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the three months ended June 30, 2019:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Depreciation for the six months ended June 30, 2019	452	466	918
Net Book Value as at June 30, 2019	878	1,618	2,496

8	Q2-2019

10. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance as at December 31, 2018	12,113
Changes in estimates for asset retirement obligations and additional obligations recognized	832
Obligations settled	(31)
Asset retirement obligation accretion	105
Effect of movements in foreign exchange rates	472
Balance as at June 30, 2019	13,491

TransGlobe has estimated the net present value of its asset retirement obligation to be $13.5 million as at June 30, 2019 (December 31, 2018 - $12.1 million) based on a total undiscounted future liability of $18.4 million (December 31, 2018 - $17.5 million). These payments are expected to be made between 2020 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 1.39% and 1.68% (December 31, 2018 - 1.86% and 2.18%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum (December 31, 2018 - 2%).

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at June 30, 2019
Less than 1 year	1,974
1 - 3 years	1,221
Total lease payments	3,195
Amounts representing interest	564
Present value of net lease payments	2,631
Current portion of lease obligations	1,580
Non-current portion of lease obligations	1,051

During the six months ended, the Company spent $0.1 million (June 30, 2018 - $nil) on interest expense and paid a total cash outflow of $0.9 million (June 30, 2018 - $nil) relating to lease obligations.

12. LONG-TERM DEBT

As at June 30, 2019, interest-bearing debt was comprised as follows:

($000s)	As at June 30, 2019	As at December 31, 2018
Prepayment agreement	39,315	44,134
Reserves-based lending facility	8,794	8,221
Balance, end of period	48,109	52,355

As at June 30, 2019 and December 31, 2018, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $40.0 million was drawn (December 31, 2018 - $45.0 million). Subsequent to the quarter, the Company repaid $5.0 million on the Mercuria prepayment agreement.

As at December 31, 2018, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$30.0 million ($22.0 million). As at June 30, 2019, the ATB facility was renewed for C$25.0 million ($19.1 million), of which C$11.5 million was drawn (December 31, 2018 - C$11.2 million).

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance as at December 31, 2018	52,355
Draws on facility	256
Repayment of long-term debt	(5,000)
Amortization of deferred financing costs	180
Effect of movements in foreign exchange rates	318
Balance as at June 30, 2019	48,109

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2019.

Q2-2019	9

Based on the Company's current forecast of future production and prices the estimated future debt payments on long-term debt as of June 30, 2019 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2019	—	—	—
2020	—	—	—
2021	39,315	8,794	48,109
Total	39,315	8,794	48,109

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period [1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years
Accounts payable and accrued liabilities	Yes - Liability	19,531	19,531	—
Other long-term liabilities	Yes - Liability	364	—	364
Financial derivative instruments	Yes - Liability	1,633	1,321	312
Total		21,528	20,852	676
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at June 30, 2019 exchange rates.

Pursuant to the PSC of North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. The Company requested and received a six month extension of the initial exploration period to January 7, 2019. The Company met its financial and operating commitments and based on well results did not elect to enter the second exploration phase. The concession was relinquished in Q1-2019.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2019.

14. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Six Months Ended		Year Ended
	June 30, 2019		December 31, 2018
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of period	72,206	152,084	72,206	152,084
Stock options exercised	337	547	—	—
Contributed surplus re-class on exercise	—	174	—	—
Balance, end of period	72,543	152,805	72,206	152,084

10	Q2-2019

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year ended
	June 30, 2019		December 31, 2018
(000s except per share amounts)	Number of Options	Weighted-average Exercise Price (C$)	Number of Options	Weighted-average Exercise Price (C$)
Options outstanding, beginning of period	4,876	3.60	4,959	5.10
Granted	976	2.83	1,071	2.62
Exercised	(337)	2.18	—	—
Expired	(1,034)	6.55	(1,154)	9.13
Options outstanding, end of period	4,481	2.86	4,876	3.60
Options exercisable, end of period	2,586	3.01	2,766	4.52

Compensation expense of $0.3 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Contributed Surplus during the six month period ended June 30, 2019 (June 30, 2018 - $0.5 million) for equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually in equal installments over a three-year period and expire five years after the grant date. During the six month period ended June 30, 2019 employees exercised 337 thousand stock options (June 30, 2018 - nil). The fair value related to these options was $0.5 million at the time of grant and has been transferred from contributed surplus to share capital. As at June 30, 2019 and December 31, 2018, the entire balance in contributed surplus related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at June 30, 2019 are as follows:

(000s)	RSU	PSU	DSU
Units outstanding, beginning of period	864	1,683	828
Granted	344	520	190
Vested / released	(331)	(636)	(454)
Forfeited	(43)	(8)	—
Expired	(15)	—	—
Reinvested	21	39	11
Units outstanding, end of period	840	1,598	575

During the six month period ended June 30, 2019, compensation expense of $1.0 million (June 30, 2018 - $3.2 million) was recorded in general and administrative expenses in net earnings (loss) for share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized in the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in net earnings (loss).

16. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three and six months ended June 30, 2019 was 72,542,071 (June 30, 2018 - 72,205,369) and 72,484,773 (June 30, 2018 - 72,205,369), respectively. The diluted weighted-average number of common shares outstanding for the three and six months ended June 30, 2019 was 72,547,938 (June 30, 2018 - 72,850,266) and 72,629,523 (June 30, 2018 - 72,205,369), respectively. These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net earnings (loss) per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended June 30, 2019, the Company excluded 2,653,284 stock options (June 30, 2018 – 2,710,829) as their exercise price was greater than the average common share market price in the period.

17. DIVIDENDS

During the three and six months ended June 30, 2019, the Company paid a dividend of $0.035 per share on April 18, 2019 to shareholders of record on March 29, 2019.

Q2-2019	11

18. SEGMENTED INFORMATION

The Company has two reportable operating segments for the three and six months ended June 30, 2019 and 2018: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended June 30
	2019	2018	2019	2018	2019	2018	2019	2018
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	75,498	94,147	3,970	2,753	—	—	79,468	96,900
Natural gas sales	—	—	463	500	—	—	463	500
Natural gas liquids sales	—	—	1,192	1,820	—	—	1,192	1,820
Less: royalties	(37,807)	(30,375)	(245)	(391)	—	—	(38,052)	(30,766)
Petroleum and natural gas sales, net of royalties	37,691	63,772	5,380	4,682	—	—	43,071	68,454
Finance revenue	—	27	—	—	133	99	133	126
Total segmented revenue	37,691	63,799	5,380	4,682	133	99	43,204	68,580

Segmented expenses
Production and operating	10,411	15,205	1,999	2,094	—	—	12,410	17,299
Selling costs	98	1,080	—	—	—	—	98	1,080
General and administrative	1,495	1,245	193	226	2,086	6,112	3,774	7,583
Foreign exchange (gain) loss	—	(26)	—	(268)	32	276	32	(18)
Finance costs	1,002	1,251	129	102	9	—	1,140	1,353
Depletion, depreciation and amortization	7,154	8,820	1,889	1,579	202	79	9,245	10,478
Asset retirement obligation accretion	—	—	49	66	—	—	49	66
Loss (gain) on financial instruments	(1,066)	16,556	—	41	—	—	(1,066)	16,597
Gain on disposition of assets	—	—	—	(4)	—	—	—	(4)
Income tax expense	7,476	6,785	—	—	—	—	7,476	6,785
Segmented net earnings (loss)	11,121	12,883	1,121	846	(2,196)	(6,368)	10,046	7,361

Capital expenditures
Exploration and development	7,728	5,598	236	231	—	—	7,964	5,829
Corporate	—	—	—	—	133	26	133	26
Total capital expenditures	7,728	5,598	236	231	133	26	8,097	5,855

12	Q2-2019

	Six Months Ended June 30
	2019	2018	2019	2018	2019	2018	2019	2018
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	138,478	140,449	7,875	6,225	—	—	146,353	146,674
Natural gas sales	—	—	1,450	1,447	—	—	1,450	1,447
Natural gas liquids sales	—	—	2,537	4,050	—	—	2,537	4,050
Less: royalties	(68,794)	(57,346)	(1,123)	(1,656)	—	—	(69,917)	(59,002)
Petroleum and natural gas sales, net of royalties	69,684	83,103	10,739	10,066	—	—	80,423	93,169
Finance revenue	25	50	—	—	291	169	316	219
Total segmented revenue	69,709	83,153	10,739	10,066	291	169	80,739	93,388

Segmented expenses
Production and operating	20,182	23,667	3,761	4,273	—	—	23,943	27,940
Selling costs	573	1,126	—	—	—	—	573	1,126
General and administrative	3,092	2,526	403	526	5,146	8,527	8,641	11,579
Foreign exchange (gain) loss	—	(26)	—	(268)	(55)	273	(55)	(21)
Finance costs	2,021	2,474	244	227	16	—	2,281	2,701
Depletion, depreciation and amortization	13,813	13,364	3,797	3,805	401	157	18,011	17,326
Asset retirement obligation accretion	—	—	105	133	—	—	105	133
Loss on financial instruments	3,930	22,465	—	296	—	—	3,930	22,761
Impairment loss	8,391	—	—	—	—	—	8,391	—
Gain on disposition of assets	—	—	—	(202)	—	—	—	(202)
Income tax expense	13,679	12,804	—	—	—	—	13,679	12,804
Segmented net earnings (loss)	4,028	4,753	2,429	1,276	(5,217)	(8,788)	1,240	(2,759)

Capital expenditures
Exploration and development	15,700	9,950	811	506	—	—	16,511	10,456
Corporate	—	—	—	—	133	34	133	34
Total capital expenditures	15,700	9,950	811	506	133	34	16,644	10,490

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at June 30, 2019			As at December 31, 2018
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	23,239	2,796	26,035	9,031	2,525	11,556
Derivative commodity contracts	—	—	—	1,369	—	1,369
Intangible exploration and evaluation assets	28,132	531	28,663	35,735	531	36,266
Property and equipment
Petroleum and natural gas assets	124,160	73,303	197,463	123,043	72,220	195,263
Other assets	2,974	17	2,991	2,222	22	2,244
Other	43,131	2,320	45,451	58,518	1,296	59,814
Deferred taxes	8,704	—	8,704	4,523	—	4,523
Segmented assets	230,340	78,967	309,307	234,441	76,594	311,035
Non-segmented assets			6,692			7,261
Total assets			315,999			318,296

Liabilities
Accounts payable and accrued liabilities	13,769	1,697	15,466	13,407	8,010	21,417
Derivative commodity contracts	1,633	—	1,633	—	—	—
Long-term debt	39,315	8,794	48,109	44,134	8,221	52,355
Asset retirement obligation	—	13,491	13,491	—	12,113	12,113
Lease obligations	1,216	403	1,619	—	—	—
Deferred taxes	8,704	—	8,704	4,523	—	4,523
Segmented liabilities	64,637	24,385	89,022	62,064	28,344	90,408
Non-segmented liabilities			5,441			7,597
Total liabilities			94,463			98,005

Q2-2019	13

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended		Six Months Ended
	June 30		June 30
($000s)	2019	2018	2019	2018
Operating activities
(Increase) decrease in current assets
Accounts receivable	7,848	(18,239)	(14,501)	(23,400)
Prepaids and other	472	(1,475)	2,210	674
Product inventory	(1,829)	4,435	(3,320)	2,037
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(2,989)	666	(9,163)	(5,002)
Other long-term liabilities	(493)	—	(443)	—
Total changes in non-cash working capital	3,009	(14,613)	(25,217)	(25,691)

Investing activities
(Increase) decrease in current assets
Prepaids and other	33	—	4	(3)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(867)	159	(305)	(632)
Total changes in non-cash working capital	(834)	159	(301)	(635)

Financing activities
Decrease in current liabilities
Other liabilities	—	—	(200)	—
Total changes in non-cash working capital	—	—	(200)	—

20. SUBSEQUENT EVENTS

On August 9, 2019, the Company declared a dividend of $0.035 per share, payable September 13, 2019 to shareholders of record on August 30, 2019.

14	Q2-2019